ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR TRANSMISSION

February 2, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Soko Fitness & Spa Group, Inc.
Amendment No. 5 to Form S-1
Filed December 4, 2009
File No. 333-151563

Dear Mr. Owings:

On behalf of Soko Fitness & Spa Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No. 6 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on December 4, 2009.  The Staff’s comments are set forth in a letter dated December 17, 2009.  The Company has also made additional updating changes in the Registration Statement, including the addition of its latest quarterly financial data.

Page references in our responses correspond to the present version of the respective filings, copies of which have been marked to note the changes from the filings made on the dates set forth above.  However, please note that the page references to the section headings taken from the Staff’s comment letter refer to the original pagination.  For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.  In addition to the Company’s filing Amendment No. 6 via EDGAR, we will be delivering to the Staff 3 hard copies of Amendment No. 6, marked to show changes to Amendment No. 5.

General

1.
We reviewed your responses to comments 18 through 31 in our letter dated October 26, 2009.  Please amend the following periodic reports to address the comments issued below to the extent applicable as well as comments previously issued in our letters dated August 12, 2009 and October 26, 2009:

•	Annual Report on Form 10-K for the fiscal year ended May 31, 2009;

Mr. H. Christopher Owings
February 2, 2010

•	Quarterly Report on Form IO-Q for the fiscal quarter ended August 31, 2009; and

•	Quarterly Report on Form 10·Q for the fiscal quarter ended February 28, 2009, as amended.

Please note that all comments relating to these periodic reports must be resolved before you request acceleration of the effective date of this registration statement.

The Staff is advised that, in response to the Staff’s comments, the Company is concurrently filing with Amendment No. 6 amended versions of the Company’s filings pursuant to the Securities Exchange Act of 1934, as amended, referenced above.  The Company acknowledges the Staff’s comment regarding its pending acceleration request for the Registration Statement.

Prospectus Summary. page 1

Business, page 1

2.
We reviewed your response to comment three in our letter dated October 26, 2009 and the company’s internally prepared market research.  In light of the fact that several of your competitors have more spas and fitness centers than you do, please provide the information presented in your peer analysis research for your spas and fitness centers.  We may have further comment.

In response to the Staff’s comment, the Company has elected to remove references in Amendment No. 6 to the Company being a “leading” operator.  See pages 1, 28 and 49.

Risk Factors, Page 7

3.
Please remove any mitigating language from your risk factors.  For example, see your risk factor “Our controlling shareholder has potential conflicts of interest ... “ on page 14, “We derive all of our sales in China ... “ on page 16 and “Currency fluctuations and restrictions on currency exchange .. .” on page 17.

The Company has revised the risk factors appearing in Amendment No. 6 in response to the Staff’s comment.

4.
We note that several risk factors appear to describe the same risk.  Please revise to clarify the distinction between the two risks or omit the redundant disclosure.  For example, please compare the following risk factors:

•
“Third parties may infringe on our brand and other intellectual property rights, which may have an adverse impact on our business” on page 11 and “It may be difficult to protect and enforce our intellectual property rights under PRC laws” on page 22; and

•
“New rules, including those contained in and issued under the Sarbanes-Oxley Act, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock” on page 13 and “We may have difficulty establishing adequate management, legal and financial controls in the PRC” on page 22.

Mr. H. Christopher Owings
February 2, 2010

The foregoing are merely examples.  Please revise your prospectus, as appropriate, to avoid duplicative risk factor disclosure.

The Company has revised the risk factors appearing in Amendment No. 6 in response to the Staff’s comment.

Risks Associated With Doinsg Business in China, page 16

We must complv with the Foreign Corrupt Practices Act, page 21

5.
In an appropriate place in your prospectus, please disclose any policies or procedures you have established to safeguard against violations of the Foreign Corrupt Practices Act.  Please also disclose how you monitor compliance by your subsidiaries and consolidated variable interest entities with any such policies or procedures.

In response to the Staff’s comment, the Company has included a narrative of its FCPA compliance policy and procedures, which appears on pages 54-55 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results ..., page 28

Our Business, page 28

6.
We reviewed your disclosure in your risk factor “Our labor costs are likely to increase as a result of changes in Chinese labor laws” on page 20.  In addition, in the last paragraph under the heading Net Income Attributable to SOKO Fitness and Spa Group, Inc.” on page 36 and elsewhere in your prospectus, you disclose that you “have begun to implement some significant growth and expansion plans in existing and new facilities that, [you] believe, will result in higher net income in the long run” but that “as [you] undergo these changes in [your] business, [you] believe [you] will incur significant increases in [your] operating expenses, mainly due to construction costs, increased rent expenses, salaries and benefit costs and sales commissions.” Under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” please disclose as a known trend your expected increase in labor costs as well as the significant increases in your operating expenses related to your growth and expansion plans or tell us why it is not appropriate to do so.  Please provide more insight into the existence and effects on future operations and financial condition of these trends.  Please also link this discussion to your liquidity and capital resources, so that readers can appreciate how much you have budgeted for these costs and how you intend to finance them.

In response to the Staff’s comment, the Company has amended the referenced risk factor to make it more accurate and applicable to the Company.  The Company believes that the risk factor as originally presented may have overstated the risk and caused confusion for the Staff.  As revised, the risk factor articulates the risk in a manner that is more tailored to the labor cost risk actually faced by the Company.

Mr. H. Christopher Owings
February 2, 2010

Further, the Staff is advised that the Company is not able to precisely quantify (in actual dollar terms) its expected increases in costs in a manner that would be meaningful to investors’ evaluation of the Company’s future operations and financial condition.  The purpose of the referenced disclosure is to alert readers generally to the fact that the Company will likely be subject to such increased costs as it expands or manages the effects of new PRC labor laws, and the Company believes that such disclosure is adequate.  Moreover, the Company has disclosed in its risk factors that it will need to raise capital in order to finance its operational plans, and therefore believes that the matter raised by the Staff in the last sentence of its comment has been addressed.  As such, the Company believes that requested revision is not appropriate.  However, in response to the Staff’s comment, the Company as added some additional narrative disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus at pages 38 and 40 in order to add some additional information about how the Company manages these expected trends.

Executive Compensation, page 55

Director Compensation, page 55

7.
We reviewed your revised disclosure under this heading. Please clarify the duration of the period you used to determine the volume weighted average price that you used as an exercise price for the options wanted to Mr. Kory.

The Company determined the exercise price for the option granted to Mr. Kory using the weighted average stock prices of the Company for the period from April 1 to July 1, 2008, which was calculated at $1.47 per share.

Financial Statements, page F-I

Consolidated Statements of Cash Flows, page F-29

8.
Please revise to reconcile net income rather than net income attributable to SOKO Fitness & Spa Group, Inc. to net cash flows from operating activities.  Please similarly revise the statement on page F-6. Refer to paragraphs 28-29 of SFAS 95 (FASB ASC 230-10-45-28 and 230-10-45-29).

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Notes to Consolidated Financial Statements, page F-31

Note 2 - Summary of Significant Accounting Policies, page F-33

9.
We note your disclosure on pages 11 and 12 that business insurance is not readily available in the PRC and that you are exposed to risks of losses that may result from business interruptions, injury to others, including employees, and damage to property.  Please disclose your accounting policies with respect to uninsured losses from injury to others or other losses from events that occur prior to the date of your financial statements.  Refer to SFAS 5 (FASB ASC 450-20-25).

The Company has added an accounting policy captioned “Risks of Losses” in accordance with the Staff’s comment.  We note for the benefit of the Staff that such policy was also included in the Company Form 10-Q for the quarter ended November 30, 2009, filed on January 14, 2010.

Note 20 - Quarterly Data (Unaudited), page F-51

10.
We note you have provided revised financial data for the quarters ended August 31, 2008, November 30, 2008 and February 28, 2009 in lieu of amending quarterly reports on Form 10-Q.  Please provide the disclosures required by paragraph 26 of SFAS 154 (FASB ASC 250-10-50) in a manner similar to the disclosure in Note 19.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Mr. H. Christopher Owings
February 2, 2010

Exhibit 5.1 Opinion of Sichenzia Ross Friedman Ference LLP

11.	Please file a new exhibit 5 opinion to update it to a date more recent than June 2008.

The Company has filed an updated Exhibit 5.1 in response to the Staff’s comment.

We thank the Staff in advance for its consideration of Amendment No. 6 and related filings.  If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
Friedman LLP